Exhibit 99.1

China Nepstar Chain Drugstore Reports First Quarter 2012 Financial Results

- Same Store Sales Increased by 4.9% -

Shenzhen, China, May 31, 2012 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the first quarter ended March 31, 2012.

Financial Highlights

For the quarter ended March 31, 2012:

•	Revenue increased by 1.3% to RMB625.8 million (US$99.4 million), compared to revenue of RMB618.1 million in first quarter 2011

•	Same store sales increased by 4.9% over the same period of 2011

•	Income from operations was RMB8.7 million (US$1.4 million) compared to RMB11.8 million in first quarter 2011

•	Net income was RMB7.0 million (US$1.1 million) compared to RMB10.6 million for the same period of 2011

•	Cash flow from operations was RMB0.9 million (US$0.1 million), compared to RMB1.0 million for the same period of 2011

Mr. Fuxiang Zhang, Chief Executive Officer, commented, “While we are making solid progress in growing same store sales, growing our bottom line is proving to be more challenging. The general business environment remains unfavourable, which we endeavor to navigate by implementing strict cost control measures. Nevertheless, the rising labor and rental costs continue to pose challenges to our cost control efforts. In the first quarter of 2012, we continued to streamline our store network through evaluation of store performance and optimization of product offerings. We believe that by further enhancing efficiencies at the store management level, optimizing product offerings, strengthening customer service and conducting innovative marketing activities, we will gain competitive advantages over our peers.”

First Quarter Results

During the first quarter of 2012, the Company opened 9 new stores and closed 64 stores which were performing below our expectations. As of March 31, 2012, Nepstar had a total of 2,340 stores in operation.

Revenue for the quarter ended March 31, 2012 increased 1.3% to RMB625.8 million (US$99.4 million), compared to revenue of RMB618.1 million for the same period in 2011.

Same store sales (for 2,258 stores opened before December 31, 2010) for the first quarter of 2012 increased by 4.9% compared to the same period in 2011. This growth was mainly attributable to effective sales promotions carried out in March. It was also partially attributable to robust sales of cough and cold medicines and certain nutritional supplements during an outbreak of flu in southern China in March.

First quarter revenue contribution from prescription drugs was 20.6%, OTC drugs was 39.5%, nutritional supplements was 17.0%, traditional Chinese herbal products was 4.0% and convenience and other products was 18.9%.

Nepstar’s portfolio of private label products included 1,914 products as of March 31, 2012. Sales of private label products represented approximately 28.2% of revenue and 40.3% of gross profit for the first quarter of 2012. This compares to approximately 29.8% of revenue contribution and 41.4% of gross profit contribution by private label products during the same period of 2011. The decline of private label products’ contribution was mainly due to the introduction of more locally procured pharmaceutical products to better address local customer demand.

First quarter gross profit was RMB291.6 million (US$46.3 million), compared to RMB294.8 million for the same period of 2011. Gross profit margin in the first quarter of 2012 was 46.6%, compared to 47.7% for the same period of 2011. The decrease in gross profit margin was mainly due to the mandatory price cuts on pharmaceuticals by the Chinese government, an increase in revenue contribution by locally procured pharmaceutical products with lower gross profit margin and extensive sales promotions conducted in March.

Sales, marketing and other operating expenses as a percentage of revenue in the first quarter of 2012 decreased to 40.4% from 40.7% in the same period of 2011. This decrease from the same period of last year was primarily due to the growth in same store sales and closure of underperforming stores.

General and administrative expenses as a percentage of revenue in the first quarter of 2012 were 4.8%, compared to 5.1% for the same period of 2011. The decrease was attributable to the Company’s stringent cost control policies.

As a result of the factors discussed above, income from operations in the first quarter of 2012 was RMB8.7 million (US$1.4 million), compared to RMB11.8 million in the same period of 2011. Operating margin was 1.4% in the first quarter of 2012.

Interest income for the first quarter of 2012 was RMB5.4 million (US$0.9 million), compared to RMB4.9 million for the same period of 2011. The increase in interest income was mainly due to an increase in deposit interest rates by the Chinese government.

Dividend income from cost method investments was RMB1.4 million (US$0.2 million) for the first quarter of 2012, compared to RMB2.0 million for the same period of 2011. Equity in income of an equity method investee was RMB0.7 million (US$0.1 million) for the first quarter of 2012, compared to RMB1.0 million for the same period of 2011.

Nepstar’s effective tax rate was 56.8% for the first quarter of 2012, compared to 46.1% for the same period in 2011. Other than the impact from non-deductible expenses, the relatively high proportion of operating losses of the loss-making subsidiaries, of which full valuation allowances were made on their deferred tax assets, as compared to the net operating results of the Company also attributed to the high effective tax rate noted in the first quarter of 2012.

Net income in the first quarter of 2012 was RMB7.0 million (US$1.1 million), which represented RMB0.07 (US$0.01) basic and diluted earnings per American depositary share (“ADS”). This compares to net income of RMB10.6 million, which represented RMB0.10 basic and diluted earnings per ADS for the same period of 2011.

The total number of outstanding ordinary shares of the Company as of March 31, 2012 was 200.7 million. The weighted average number of ordinary shares in the first quarter of 2012 was 201.6 million. Each ADS represents two ordinary shares of the Company.

As of March 31, 2012, Nepstar’s total cash, cash equivalents and bank deposits were RMB958.9 million (US$152.3 million) and its shareholders’ equity was RMB1.35 billion (US$213.7 million).

In the first quarter of 2012, net cash flow from operations was RMB0.9 million (US$0.1 million) as compared to RMB1.0 million in the same period of 2011.

On April 27, 2012, Nepstar announced a special cash dividend of US$0.60 per ADS, which represents a total value to shareholders of approximately US$60.2 million. The special dividend was paid on or around May 24, 2012 to shareholders of record as of the close of business on May 7, 2012.

Business Outlook

“We are working diligently to meet the challenges posed by the macro environment and the ongoing healthcare reform, as we move into the second quarter, which is typically considered a slow season for pharmaceutical retail business in China,” stated Mr. Zhang. “In addition, recent news coverage of chromium tainted capsules from certain producers in mainland China may also have a negative impact on overall consumer confidence in pharmaceutical and nutritional products in capsule form. We do, however, remain optimistic in our well-established reputation among consumers as a provider of high quality pharmaceutical products. Therefore, we believe the potential adverse impact of the publicity of such and similar incidents on our business will be substantially less than that of our competitors. Despite the ongoing challenges in the general business environment, we remain confident about our overall strategy. We will continue to carry out product optimization and innovative marketing programs to achieve better operating results.”

Conference Call Information

The Company will host a conference call, to be simultaneously Web cast, on Thursday , May 31, 2012 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through June 7, 2012 at 11:59 p.m. Eastern Time or June 8, 2011 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering account number 286 and conference ID number 394085.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of March 31, 2012, the Company had 2,340 stores across 75 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.2975 on March 31, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2012, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Lucia Qian

China Nepstar Chain Drugstore Ltd.

Vice President, IR

Phone: +86-755-2641-4065

Email: qianrt@nepstar.cn

Dixon Chen

Grayling

Investor Relations

Tel: +1-646-284-9403

Email: dixon.chen@grayling.com

Ivette Almeida

Grayling Media Relations

Tel: +1-646-284-9455

Email: ivette.almeida@grayling.com

Tables follow

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands – except per-share data)

	Three-month period ended March 31,
	2011	2012	2012
	RMB	RMB	USD
Revenue	618,102	625,835	99,378
Cost of goods sold	(323,255)	(334,257)	(53,078)

Gross profit	294,847	291,578	46,300
Sales, marketing and other operating expenses	(251,785)	(252,682)	(40,124)
General and administrative expenses	(31,258)	(30,239)	(4,802)

Income from operations	11,804	8,657	1,374
Interest income	4,868	5,384	855
Dividend income from cost method investments	2,000	1,404	223
Equity in income of an equity method investee	1,020	742	118

Income before income tax expense	19,692	16,187	2,570
Income tax expense	(9,070)	(9,201)	(1,461)

Net income attributable to China Nepstar Chain Drugstore Ltd.	10,622	6,986	1,109

Basic earnings per ordinary share	0.051	0.035	0.006
Basic earnings per ADS	0.102	0.070	0.012
Diluted earnings per ordinary share	0.051	0.035	0.006
Diluted earnings per ADS	0.102	0.070	0.012

Net income	10,622	6,986	1,109
Other comprehensive income, net of tax:
Foreign currency translation adjustments	193	26	4

Comprehensive income attributable to China Nepstar Chain Drugstore Ltd.	10,815	7,012	1,113

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of	As of
	December 31,	March 31,	March 31,
	2011	2012	2012
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	767,885	726,909	115,428
Short-term bank time deposits	43,000	63,000	10,004
Accounts receivable, net of allowance for doubtful accounts	102,937	102,219	16,232
Amounts due from related parties	4,649	6,728	1,068
Prepaid expenses, deposits and other current assets	122,831	144,011	22,868
Inventories	437,058	429,150	68,146
Deferred tax assets	2,009	2,402	381

Total current assets	1,480,369	1,474,419	234,127

Non-current assets
Long-term bank time deposits	169,000	169,000	26,836
Property and equipment, net	141,817	136,601	21,691
Rental deposits	39,559	39,627	6,292
Cost method investments	12,638	12,638	2,007
Equity method investment	36,703	37,445	5,946
Intangible assets, net	3,087	3,033	482
Goodwill	51,819	51,819	8,229
Deferred tax assets	3,151	2,681	426
Deposits for acquisition	1,000	—	—
Accrued interest income	3,054	4,908	779

Total non-current asset	461,828	457,752	72,688

Total Assets	1,942,197	1,932,171	306,815

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	352,386	360,579	57,257
Amounts due to related parties	18,169	25,580	4,062
Accrued expenses and other payables	118,121	102,423	16,264
Income tax payable	28,480	22,160	3,519
Deferred Income	10,662	12,685	2,014

Total current liabilities	527,818	523,427	83,116

Non-current liabilities
Deferred income	17,078	18,622	2,957
Deferred tax liabilities	12,032	12,577	1,997
Other non-current liabilities	31,015	32,080	5,094

Total non-current liabilities	60,125	63,279	10,048

Total liabilities	587,943	586,706	93,164

Shareholders’ equity
Share capital	161	160	25
Treasury stock	(1,736)	(1,456)	(231)
Additional paid-in capital	1,252,232	1,236,152	196,295
Accumulated other comprehensive loss	(41,133)	(41,107)	(6,528)
Retained earnings	144,730	151,716	24,090

Total China Nepstar Chain Drugstore Ltd. shareholders’ equity	1,354,254	1,345,465	213,651

Total liabilities and shareholders’ equity	1,942,197	1,932,171	306,815